
05007615




SEC MAIL
RECEIVED
PROCESSING
APR 25 2005
WASH, D.C.
SECTION

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION ANNOUNCES NOTICE OF RELEASE OF FOURTH QUARTER FINANCIAL RESULTS

Calgary, Alberta (GCE-TSX), April 21, 2005 – Grande Cache Coal Corporation ("Grande Cache" or the "Company") announced today that it anticipates releasing its fourth quarter financial results on Monday, May 30, 2005. It is expected that costs will be in line with previously issued cost guidance. Coal sales volume totalled 0.3 million tonnes with 0.1 million tonnes stockpiled in port inventory awaiting customer vessels.

The Company advises that the start-up phase of its operations is nearing completion. Shipments to customers continue on a regular basis and will increase over the next several months. Productivity gains continue to be achieved in the surface mine, the underground mine and the processing facility. The Company is encouraged that rail service is improving and will meet its volume expectations for the fiscal year 2006.

Grande Cache is an Alberta based metallurgical coal mining company whose experienced team of coal professionals is developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact:

Rhonda M. Bennetto, Director Investor & Corporate Relations

Grande Cache Coal Corporation
Suite 250, 703 - 6th Avenue S.W.
Calgary, Alberta T2P 0T9
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092

www.gccoal.com

This news release contains forward-looking statements The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond the Company's control. Many of these risks and uncertainties are described in Grande Cache's 2004 Annual Information Form, Grande Cache's Management's Discussion and Analysis and other documents Grande Cache files with the Canadian securities authorities, which may be accessed through the SEDAR website at www.sedar.com or the Grande Cache website at www.gccoal.com.